daiei

RECEIVED

2008 APR 17 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001923

082-00230

April 11, 2008

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on April 11, 2008, which includes the Company's business results for the year ended February 29,2008.

Yours faithfully,

Shinji Hikoe

Shinji Hikoe
Divisional Manager
Finance Division and
Group Business Division
The Daiei, Inc.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

dlw 4/21

February 29, 2008 Summary of Consolidated Financial Statement (TRANSLATION)

April 11, 2008
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo, Osaka and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Interim dividends system and unit stock system; 1 unit = 50 shares.
- Representative: Toru Nishimi President
- Inquiries relating to this announcement should be made to:
  Hideaki Shiraishi
  Divisional Manager
  Accounting Division
  Tel: +81-3-6388-7335
- Ordinary General Meeting of Shareholders: May 22, 2008
- Presentation of Periodic Report: May 22, 2008

1. Consolidated business results (from March 1, 2007 to February 29, 2008)

(1) Business results

	Operating revenues	Operating income	Ordinary income	Net income
	[In millions of yen]	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 29, 2008	1,196,011 (6.8%)	14,442 (70.1%)	8,629 (76.9%)	40,210 (2.6%)
February 28, 2007	1,283,888 (23.4%)	48,308 8.5%	37,288 53.7%	41,298 (90.0%)

	Net income per share - basic	Net income per share - diluted	Return on Equity - using Net income
	[In yen]	[In yen]	
February 29, 2008	203.09	—	23.1%
February 28, 2007	208.58	208.47	31.1%

	Return on Assets - using Ordinary income	Return on Sales – operating income to operating revenues
February 29, 2008	1.1%	1.2%
February 28, 2007	3.0%	3.8%

Notes

(1) Percent indication of Operating revenues, Operating income, Ordinary income and Net income are rate of change for the last day of February, previous year.

(2) Equity in earnings of investees [In millions of yen]

For the term ended February 29, 2008 132

For the term ended February 28, 2007 872

(3)Shareholders' equity [In millions of yen]

For the term ended February 29, 2008 194,482

For the term ended February 28, 2007 153,052

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
February 29, 2008	492,089	194,628	39.5%	982.29
February 28, 2007	1,139,409	188,659	13.4%	773.01

(3)Statement of cash flows [Increase (Decrease) in cash] [In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
February 29, 2008	18,410	103,585	(110,459)	53,394
February 28, 2007	(12,053)	148,198	(179,122)	126,359

2. Statement of dividends [In yen]

	Dividends per share		
(Record date)	Interim end of year	End of year	Full-year
	[In yen]	[In yen]	[In yen]
February 28, 2007	—	—	0
February 29, 2008	—	—	0
February 29, 2009 (Forecast)	—	—	0

(Record date)	Total Dividends (year)	Payout ratio (Consolidated)	Ratio of dividends to Net assets (Consolidated)
	[In millions of yen]		
February 28, 2007	—	—	—
February 29, 2008	—	—	—
February 29, 2009 (Forecast)	—	—	—

3. Forecast of consolidated operations for the year ending February 28, 2009:

	Operating revenues	Operating income	Ordinary income
	[In millions of yen]	[In millions of yen]	[In millions of yen]
Interim year	523,000 (12.9%)	7,000 35.8%	4,000 189.2%
Full-year	1,050,000 (12.2%)	18,000 24.6%	12,000 39.1%

	Net income	Net income per share - basic
	[In millions of yen]	[In yen]
Interim year	2,000 (95.7%)	10.10
Full-year	4,000 (90.1%)	20.20

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for the previous year.

4. Others

(1)We have a change of consolidated subsidiaries [Specific subsidiaries' changes affecting consolidation].

Exemption of consolidated subsidiaries : OMC Card, Inc.

(2)Changes of accounting principles, procedure, and expressions for consolidated financial statements

① We have changes caused by amendment of accounting principles.

② Changes except above : none

(3)Number of outstanding common shares [In thousands of shares]

	February 29, 2008	February 28, 2007
Outstanding shares (including treasury shares)	122,598	99,305
Treasury shares	1,050	1,044

(Reference) Summery of unconsolidated business results

1. Unconsolidated business results (from March 1, 2007 to February 29, 2008)

(1) Business results

	Operating revenues	Operating income	Ordinary income	Net income
	[In millions of yen]	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 29, 2008	836,008 (3.9%)	1,410 (65.9%)	779 (29.4)	33,136 (15.3%)
February 28, 2007	869,892 (26.0%)	4,132 —	1,104 —	39,135 (89.4%)

	Net income per share - basic	Net income per share - diluted
	[In yen]	[In yen]
February 29, 2008	166. 98	—
February 28, 2007	197.00	196.89

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for the last day of February, previous year.

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
February 29, 2008	468,575	183,989	39.3%	927.19
February 28, 2007	553,349	149,847	27.1%	755.11

2. Forecast of unconsolidated operations for the year ending February 28, 2009 :

	Operating revenues	Operating income	Ordinary income
	[In millions of yen]	[In millions of yen]	[In millions of yen]
Interim year	420,000 (0.6%)	3,000 187.6%	4,000 484.8%
Full-year	840,000 (0.5%)	9,000 538.3%	9,000 —

	Net income	Net income per share - basic
	[In millions of yen]	[In yen]
Interim year	3,000 (93.7%)	15.12
Full-year	5,000 (84.9%)	25.20

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for the previous year.

*As the above forecasts are based on the information available as of the date of this announcement and the proper conditions, actual result is subject to the various factors in future.

END